EXHIBIT 99.2

Zix Tweet (@ZixCorp), November 8, 2021

Zix has entered a definitive agreement to be acquired by OpenText! Together we will enhance our services and grow even stronger! PR here: bit.ly/3BPVsCp. THE PRESS RELEASE CONTAINS IMPORTANT INFORMATION FOR ZIX STOCKHOLDERS & INVESTORS AS REQUIRED BY SEC REGULATIONS.